FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 11, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces New Appointments In Top Management

April 11, 2018

Moscow, Russia - PJSC MTS (NYSE: MBT, MOEX: MTSS), a leading Russian telecommunications operator and digital services provider, announces that the Board of Directors of MTS has approved a number of appointments to senior management. These appointments include:

•      Alexander Gorbunov, Vice President, Strategy and Development;

•      Maxim Yanpolsky, Vice President, Financial Technologies; and, as previously announced,

•      Andrey Kamensky, Vice President, Finance, Investments, Mergers and Acquisitions.

Alexey Kornya, President and Chief Executive Officer, MTS, commented, “We are glad to welcome to our team a number of professionals who will strengthen the key activities of our company. MTS is actively expanding its business by developing cloud technologies, IoT solutions, FinTech, Big Data analytics, systems integration, e-commerce, eSport, and telemedicine. The success of each new area of development significantly depends on our ability to create products and bring them quickly to market. We have already started creating vertical solutions with a wide range of functions being fully responsible for financial results, so we must now strengthen our strategic competencies. I am sure that Alexander’s professionalism and experience will allow us to focus on areas, which help the company further integrate into the new economy, while maintaining leadership in our core business.”

Alexey added, “FinTech is the key area of the company’s development and its timely establishment as a separate business segment fits our strategy of creating a system of vertical solutions meeting the challenges of today’s economy. To better manage this process, MTS aims to strengthen its personnel and raise management responsibility in a way that strengthens the FinTech team by adding strategists with experience in launching promising digital solutions. I am sure that Maxim’s professional knowledge will help MTS make significant progress in this area. I have no doubts that the experience of Andrey Kamensky in financial management, coupled with his excellent business knowledge, ensure the timely launch of new products as well as stimulate an effective growth of the Group’s business as a whole.”

Biographies

Alexander Gorbunov

Before joining MTS, Alexander served as Vice President, Telecommunications Assets, Sistema PJSFC, through which he served on the Board of Directors of MTS for 6 years. From September, 2012 to the end of 2015 Alexander served as Executive Vice President for the Investment Portfolio of Sistema JSFC. From 2010 to 2012 held various positions at Sistema PJSFC: Executive Vice President for Telecommunication Assets, Executive Vice President for Telecommunications Assets Development at the Core Assets Business Unit, Adviser to the President of Sitronics JSC. From 2006 to 2010, he was Vice President, Strategy and Development, at Comstar-UTS OJSC. From 2005 to 2006, he headed the Corporate Development Department and served as First Vice President — Head of Strategy and Development Complex of Sistema PJSFC.

Alexander was born in 1967. In 1992, he graduated from Moscow Engineering Physics Institute as an engineer-physicist. In 1999, he received an MBA from Harvard Business School.

Maxim Yanpolsky

Prior to joining MTS, Maxim held the position of Senior Vice President, Bank Otkritie Financial Corporation PJSC. In 2014, Maxim served as Managing Directior at Bank Otkritie, where he was responsible for business development and new digital projects and managed projects such as “Tochka”, “Rocketbank”, “Otkritie Factoring” and other banking services. In 2009, he became a co-founder and senior partner of the investment company “Third Rome”.

In 2003-2009, Maxim worked at Renaissance Investment Management LLC. He began his career at “Troika Dialog” (Sberbank CIB), where in 1999-2002, he worked as a consultant for the department of trade and sales, from 2002 to 2003, he worked as a consultant at Accenture.

Maxim graduated with a degree from the Department of Computational Mathematics and Cybernetics of Lomonosov Moscow State University. In 2011, he received his EMBA from the Chicago Booth School of Business.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: April 11, 2018